UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated January 17, 2019

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater" or "the Group" or "the Company")

Directorate changes

Johannesburg, 17 January 2019: In terms of Section 3.59 of the Listings Requirements of the JSE Limited, the Sibanye-Stillwater Board is pleased to announce the appointment of Harry Kenyon-Slaney as an Independent Non-Executive Director with effect from 16 January 2019.

Mr Kenyon-Slaney has over 34 years of experience in the mining industry, principally with Rio Tinto PLC. He is a geologist by training and his experience spans operations, marketing, projects and business development. From 2009 until 2015 he was a member of the Rio Tinto's Group Executive committee where he held the roles of Chief Executive - Energy, and before that Chief Executive - Diamonds and Minerals. Prior to this he led Rio Tinto's global titanium dioxide business, he was Chief Executive of Rio Tinto's listed subsidiary, Energy Resources of Australia Ltd, he was General Manager Operations at Palabora Mining Company in South Africa and held senior marketing roles in copper, uranium and industrial minerals. He began his career as an Underground Production Geologist on the gold mines in South Africa where he has lived and worked at various stages during his 15 years career.

Mr Kenyon-Slaney is currently Non-Executive Chairman of Gem Diamonds Limited, a Non-Executive Director of Petropavlovsk plc and a senior advisor to McKinsey & Co. where he uses his wide experience to support operational, health and safety and business transformation programmes.

The Board welcomes Mr Kenyon-Slaney to Sibanye-Stillwater and looks forward to his valuable contribution to the ongoing development of the Group.

ENDS

Contact:
Email: ir@sibanyestillwater.com

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS

This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: January 17, 2019

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer